TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 20, 2020

Dear Sir, Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated April 13, 2020, regarding the captioned subject. The Board, at their meeting held on April 20, 2020, transacted the following items of business;

1. **Board changes:**

   1. **Appointment of Uri Levine as an independent director:**

      Based on the recommendation of the Nomination and Remuneration Committee, the Board appointed Uri Levine (DIN: 08733837), as additional and an Independent Director effective from April 20, 2020 for a period of 3 (three) years, subject to the approval of the shareholders.

      Uri Levine has no relationship with any member of the Board of directors. A press release in this regard and a brief profile of Mr. Levine is enclosed herewith.

   2. **Resignation of D. N. Prahlad as director:**

      D. N. Prahlad (DIN: 00504146), Independent Director is stepping down from the Board to devote more time for his other business commitments with effect from April 20, 2020.

      Please find enclosed press release titled "D. N. Prahlad steps off Infosys Board with effect from April 20, 2020".

2. **Financial Results:**

   1. Took on record the audited consolidated financial statements of the Company and its subsidiaries as per Indian Accounting Standards (Ind AS) for the quarter and year ending March 31, 2020;

   2. Took on record the audited consolidated financial statements of the Company and its subsidiaries as per IND AS for the year ending March 31, 2020;

   3. Took on record the audited standalone financial statements of the Company as per IND AS for the quarter and year ending March 31, 2020;

   4. Took on record the audited standalone financial statements of the Company as per IND AS for the year ending March 31, 2020;

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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5. Took on record the audited consolidated financial statements of the Company and its subsidiaries as per International Financial Reporting Standard (IFRS) in INR for the quarter and year ending March 31, 2020; and

6. Took on record the audited consolidated condensed financial statements of the Company and its subsidiaries as per IFRS in USD for the year ending March 31, 2020;

   We are enclosing herewith the financial results for your information and records. The same will be made available on the Company's website www.infosys.com.

3. **Dividend:**

The Board in their meeting held today recommended a final dividend of ₹ 9.50/- per equity share for the financial year ended March 31, 2020. The dividend will be paid on the 5th working day from the date of declaration of the final dividend by the shareholders. In view of COVID-19 the Company is working on an AGM date. The book closure date for the purpose of the payment of final dividend and AGM date will be announced in due course.

4. **Other matters:**

1. **Stock grants:**

   i. The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to ₹13 crore for the financial year 2021 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders' approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

   ii. The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company's equity shares having a market value of ₹10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

   iii. The Board, on April 20, 2020, based on the recommendation of the Board of Directors of the Company, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to U.B. Pravin Rao, COO & Whole Time Director covering Company's equity shares having a market value of ₹4 crore as on the date of the grant under the 2019 Plan, which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the

approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

iv. Based on the recommendations of the Nominations and Remuneration Committee, the Board, on April 20, 2020, under the 2015 plan, approved an annual performance based RSU having market value of ₹0.75 crore to a KMP. These RSU's will vest in line with the employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2020 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2020.

v. On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on April 20, 2020, approved the grant of 24,600 RSUs to an eligible employee under the 2015 Plan. The grant date for these RSUs is May 2, 2020. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the share.

2. Policies and committee charter:

The Board in their meeting held today considered and approved amendment to the following;

- Related Party Transaction Policy;
- Dividend Distribution Policy;
- Policy for determining materiality of disclosures;
- Nomination and Remuneration Policy;
- Corporate Social Responsibility Policy;
- Corporate policy on Investor Relations; and
- Audit Committee Charter.

The copies of the Policies and committee charter are made available on the website of the Company under the following link:
https://www.infosys.com/investors/corporate-governance/policies.html

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
Navigate your next

PRESS RELEASE

Infosys Appoints Uri Levine as an Independent Director

Appointment to be effective April 20, 2020

Bengaluru – April 20, 2020: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting today announced the appointment of Uri Levine as an Independent Director of the Company, effective April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee of the Board. The appointment is for a period of three years and is subject to the approval of shareholders.

Uri Levine (http://urilevine.com/) is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world's largest community-based driving traffic and navigation app, with more than 500M drivers around the globe, which was acquired by Google on June 2013 for more than $1.1 billion. Uri has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success. Detailed profile of Mr. Levine is enclosed as Annexure.

Welcoming Levine to the Board, Kiran Mazumdar-Shaw, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee said, "We are delighted to welcome Uri on the Board of Infosys. He is a much admired serial tech entrepreneur with extensive and in-depth business understanding of emerging technologies and will bring tremendous value to the Board and to the Company."

About Infosys Ltd.

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Annexure- Profile of Uri Levine


Fall in Love with
the PROBLEM
not the Solution

Uri Levine (http://urilevine.com/) is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world's largest community-based driving traffic and navigation app, with more than 500M drivers around the globe, which was acquired by Google on June 2013 for more than $1.1 billion.

Levine is an entrepreneur, heading "The Founders Kitchen", a company-builder fund, serving as Co-Founder and Chairman of FeeX, FairFly, Refundit, & Fibo. He also serves on the Board of Directors of Moovit, Seetree, LiveCare, HERE Technology & Dynamo.

Levine's vision in building startups is specifically intended to disrupt inefficient markets and improve under-functioning services, with a focus on solving "BIG problems" and saving consumers time and money, while empowering them and changing the world for the better.

Uri has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success.

He is also a world-class speaker on entrepreneurship, disruption, evolution vs. revolutions of markets, mobility and startups. Motivated to encourage the next generation of thinkers and innovators, he also leads an academic workshop entitled "How to Build a Startup", aimed at undergraduate and graduate-level business students.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Levine is a BA graduate in Tel-Aviv University. Before attending University, he served in the Israeli army at special intelligence unit 8200.

In his public activity he serves in the board of trustees at the Tel-Aviv University. He also mentors young entrepreneurs at the Zell Entrepreneurship program at IDC Herzliya.

The startups Levine is Co-Founder, Chairman or Board Member, with the agenda of 'doing good **and** doing well', some of Levine's companies includes:

- **Co-founder** and **active chairman** at **FeeX**, which addresses the biggest secret in the world, $600B of financial fees that no-one knows they are paying. FeeX helps bring transparency and increase consumers' retirement savings and long-term investment plans in hundreds of thousands of dollars.

- **Founder, Chairman and 1st investor** at **FairFly**, which addresses the biggest secret in the travel industry. What happened to airfare AFTER the booking. **FairFly** monitors the airfare of your own itinerary after you made a reservation and allows you to rebook the same flight or a better flight once price drops.
- **1st Member of the board** of **Moovit**, which is like Waze but for public transportation, and today, serves more than 750M passengers in more than 3000 cities around the globe.
- Member of the **supervisory board** at **HERE Technology,** location cloud company, which enables digital mapping and real-time location applications for consumers, vehicles, enterprises and cities.
- **Co-Founder & Chairman, Refundit,** an advanced fully digitized service with a simple mobile app that simplifies tax-free shopping and helps tourists obtain their VAT refund, saving them the time, paperwork and lines at the airport.
- **Investor and Board Member** at **SeeTree**, which responses to the particularly devastating challenges in permanent crop farming such as crop losses, epidemics etc. Seetree provides a unique intelligence platform for tree-farmers fusing AI/ML, IoT multi-sensorics data and other advanced technologies to enable them to manage their permanent crops best.
- **Investor and Board member** at **LiveCare**, the first smart medical alert device for the elderly population, combining innovation with compliance to up-to-date regulatory requirements. enabling remote patient monitoring of elder and at-risk population.
- **Co-Founder & Chairman** at **Fibo**: All over the world, filling tax returns is either a lengthy and complex process or a costly one. Fibo has built an online service that minimizes the filing process into less than five minutes, through an online service that provides a fast and easy way for employees to complete their tax return.

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PRESS RELEASE

D N Prahlad steps off Infosys Board with effect from April 20, 2020

Bengaluru – April 20, 2020: Infosys Limited announced today that D N Prahlad, Independent Director is stepping down from the Board to devote more time for his other business commitments with effect from April 20, 2020. Prahlad has been an independent director since 2016 and served as Chairperson of the Risk Management Committee and member of other committees of the Board.

Nandan Nilekani, Chairman of the Board, commented, "I thank Prahlad for his important contributions to Infosys in a period of change and leadership transitions. The Board will miss his energy, his understanding of risk, his technical expertise and his sense of humor! He will always remain a close friend."

Kiran Mazumdar-Shaw, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee added, "I have had the distinct pleasure of serving alongside D N Prahlad as a board colleague. He has added immense value to Infosys both at the Board and company level through engagement in key strategic initiatives and providing mentorship to senior leadership. On behalf of the Board, I thank him for his vast contribution."

About Infosys Ltd.
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our

key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.